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Exhibit 12

Ratio of Earnings to Fixed Charges

	2004	2003	2002	2001	2000
	(In thousands except ratios)
Income (loss) before income taxes	$(3,812)	$(66,237)	$(125,914)	$(336,756)	$141,534
Add: Fixed Charges(1)	45,375	43,386	38,712	38,085	33,302

Earnings	$41,563	$(22,851)	$(87,202)	$(298,671)	$174,836

Earnings available to cover fixed charges	$41,563	N/A	N/A	N/A	$174,836

Fixed Charge Coverage Ratio	0.92	N/A	N/A	N/A	5.25

Deficiency of earnings to cover fixed charges	$(3,812)	$(66,237)	$(125,914)	$(336,756)	N/A

(1)
Consists exclusively of interest expense

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  Exhibit 12